.iar Ross

Char Ross · 3rd

iBrandNDesign

Creating Instant Recognition | Brand & Design Strategist

Tucker, Georgia, United States · 283 connections · Contact info

Experience

Visual Brand & Design Strategist
iBrandNDesign
2016 – Present · 5 yrs

it's By DeZign (IBD) is a visual brand strategy development company focused on helping clients create branding guidelines as part of their corporate identity. As part of your corporate identity, IBD knows how critical branding is to establishing or expanding a company's client base and product share in the marketplace. IBD provides consulting and professional services to create a branding strategy tailored to reach a specific target audience. As part your brand strategy development our company provides tangible deliverables that include:

• business cards and stationery ...see more

Chief Information Officer
Spectrum Delivers, LLC
2007 – 2016 · 9 yrs
Greater Atlanta Area

Partnered in day-to-to operations for graphic design, printing & finishing, corporate apparel & promotional productions.

Education

Queensborough Community College
Management Information Systems, General
1981 – 1983

Volunteer experience

Bookstore Manager, Multimedia Coordinator, Graphic Designer & Website Developer
The Greater Piney Grove Baptist Church
2002 – 2007 • 5 yrs

Served on the church staff for various leadership positions throughout the church including special project assistance to the Senior Pastor, Dr. William E. Flippin, Sr.

Event Volunteer
Sisters By Choice
2015 – Present • 6 yrs
Social Services

Provide assistance as need for the Pink Ribbon 5KWalk & Breast Cancer Awareness Weekend.

Director of Marketing & Communications
MARVELOUS LIGHT EMPOWERMENT ASSOCIATION INC
Jul 2018 – Present • 2 yrs 11 mos
Social Services

Provide long-term graphic design strategies for brand identity development, graphic design solutions and social media marketing strategies for periodic and annual event promotion.

Skills & endorsements

Brand Development

Event Marketing

Logo Design · 2

Rafiki Cai and 1 connection have given endorsements for this skill

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Interests

Comprehensive Family Care
36 followers

Business Owner Mindset
450 members

Gourmet Foods International
4,483 followers

ABC Women's League
1,833 followers

Marvelous Light Empowerment Associa
4 followers

Queensborough Community College
29,041 followers

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